

November 3, 2020

Lijia Ni
Chief Financial Officer
Oriental Culture Holding LTD
No. 2, Youzishan Road, Dongba Street
Gaochun District
Nanjing City
Jiangsu Province 210000
People's Republic of China

      Re: Oriental Culture Holding LTD
          Amendment No. 10 to Registration Statement on Form F-1
          Filed October 26, 2020
          File No. 333-234654

Dear Ms. Ni:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 10 to Registration Statement on Form F-1

Results of Operations, page 60

1.   Please file any material agreement with Nanjing Ninwang Art Purchase Commerce Co., Ltd., with whom you have a trading platform trust account where you hold cash, as disclosed on F-11, and with Nanjing Pusideng Information Tehcnology Co., Ltd., from whom you generated marketing service revenue of $138,072 for the six months ended June 30, 2020, as disclosed on page 110.

You may contact Christie Wong at (202) 551-3684 or Robert Littlepage at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Li, Esq.